Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 17 DATED JANUARY 31, 2020

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated August 30, 2018, as filed by us with the Securities and Exchange Commission on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Announce our net asset value per share as of December 31, 2019.

Net Asset Value Per Share as of December 31, 2019

On January 28, 2020, our board of directors approved an estimated net asset value (“NAV”) per share of our common stock of $10.42 as of December 31, 2019. This NAV per share will be effective until updated by us on or about March 31, 2020, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of December 31, 2019 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2019.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Beginning January 31, 2020, the offering price per share will be $10.42 per share, which is the greater of $10.00 per share or our NAV per share, as previously disclosed in our Offering Circular dated October 17, 2019. This per share purchase price shall be effective until the next announcement of our NAV per share, which is expected to happen on or about March 31, 2020, or within a commercially reasonable time thereafter. Repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share ($10.42), less any applicable discounts, as set forth in the Offering Circular.